File Pursuant to Rule 424(B)(5)
Registration No. 333-101915

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 3, 2003

     Based on our review of statements filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, we believe that:

•	pursuant to a Purchase Agreement dated as of May 30, 2003, the selling stockholder sold to Acqua Wellington North American Equities Fund, Ltd. 2,000,000 ADSs, representing 2,000,000 equity shares, for an aggregate purchase price of $10,080,000 in cash; and

•	pursuant to a Purchase Agreement dated as of July 31, 2003, the selling stockholder sold to Acqua Wellington North American Equities Fund, Ltd. 1,250,000 ADSs, representing 1,250,000 equity shares, for an aggregate purchase price of $6,975,000 in cash.

In addition, we believe that on the date of this prospectus supplement, the selling stockholder is selling to Acqua Wellington Opportunity Ltd. 1,500,000 ADSs, representing 1,500,000 equity shares. Giving effect to these transactions, we believe that the selling stockholder continues to own an aggregate of 2,808,140 ADSs, representing 2,808,140 equity shares, or approximately 8.1% of our outstanding equity shares.

     On October 16, 2003, Mr. S. Srinivasan resigned as a member of our Board of Directors. The vacancy created by Mr. Srinivasan’s resignation has been filled by Mr. Srinivasa Raju. Mr. Raju is a nominee of Venture Tech Solutions Private Limited (“Venture Tech”). Pursuant to the provisions of the Investor Rights Agreement, dated October 7, 2002, among our company, Satyam Computer Services, the selling stockholder and Venture Tech. Venture Tech may nominate a second member of our Board of Directors because Venture Tech holds an aggregate of at least 10% of our outstanding equity shares. Mr. Raju is a former director of our company and the brother-in-law of B. Ramalinga Raju, the Chairman of the Board of Satyam Computer Services.

October 23, 2003